Exhibit 99.4(ix)

Symetra Life Insurance Company 777 108th Avenue NE, Suite 1200 Bellevue, WA 98004-5135 1-800-796-3872 TTY/TDD 1-800-833-6388	Mailing address: Symetra Life Insurance Company PO Box 3882 Seattle, WA 98124-3882

[Guaranteed Long Life Benefit] Rider

This rider (“Rider”) is a part of the Contract to which it is attached and is effective upon issuance. In the case of a conflict with any provision in the Contract, the terms of this Rider will control. Once this Rider has been selected, it cannot be revoked or terminated except as described below. The Rider can be elected only at the time of application for the Contract to which this Rider is attached. Unless redefined in this Rider, the terms defined in the Contract will have the same meaning when used in this Rider.

DEFINITIONS

Long Life Benefit Annuitant	The Owner of the Contract is the Long Life Benefit Annuitant. The Long Life Benefit Annuitant must be no younger than age 50 and no older than age 75 at the time the Rider is elected.

Long Life Benefit Commencement Date	The date, as shown on the contract data page, of the first Long Life Benefit Payment. The Long Life Benefit Commencement Date must be prior to the 96th birthday of the Long Life Benefit Annuitant.

Long Life Benefit Payments	Periodic payments that begin on the Long Life Benefit Commencement Date and continue each month for as long as the Long Life Benefit Annuitant is living. The amount of each Long Life Benefit Payment is shown on the most recent contract data page.

RIDER PROVISIONS

Long Life Benefit

The Rider guarantees that if the Long Life Benefit Annuitant is alive on the Long Life Benefit Commencement Date and the rider charges shown on the contract data page are paid through the 10th Contract Year, we will begin making Long Life Benefit Payments, as shown on your most recent contract data page. These payments will continue to the payee (you or someone you choose) as long as the Long Life Benefit Annuitant is alive.

Misstatement of Age

We may require satisfactory proof of age at any time.

Long Life Benefit Payments are based on the age of the Long Life Benefit Annuitant. If the age of the Long Life Benefit Annuitant has been misstated, Long Life Benefit Payments will be based on the corrected information. Underpayments will be made up in a lump sum with the next scheduled payment. Overpayments will be deducted from future payments until the total is repaid. We will not credit interest on underpayments or charge interest on overpayments.

We may require evidence satisfactory to us that the Long Life Benefit Annuitant is living before we make any payment.

Termination of Rider

When the Long Life Benefit Annuitant dies, this Rider will terminate. The date of termination will be the date of death. Once the Rider is terminated, no further rider charges will apply. Any rider charges collected after the

Symetra® and the Symetra Financial logo are registered service marks of Symetra Life Insurance Company.

Long Life Benefit Annuitant’s death will be returned once proof of death acceptable to us is received at our Home Office. You should notify us as promptly as possible of the Long Life Benefit Annuitant’s death.

This Rider has no cash value and provides no death benefit.

Reduced Long Life Benefit Payments

Long Life Benefit Payments will be reduced if any of the following occur:

•	If the entire contract value is withdrawn prior to the 10th contract anniversary date.

•	If the contract value is annuitized prior to the 10th contract anniversary date.

•	If the contract value is not sufficient to cover the rider charge in whole or in part for any of the first 10 Contract Years.

If 60 days prior to a contract anniversary your contract value is not sufficient to cover the rider charge, we will provide you with written notice of the deficit and allow you to make additional Purchase Payments to the Contract so the rider charge can be assessed. For this purpose, we will waive the $10,000 minimum Purchase Payment requirement in order to allow you to make such additional Purchase Payments. If on a contract anniversary the contract value remains insufficient to take the full rider charge, we will not take the charge and will reduce your Long Life Benefit Payments. The Contract will remain inforce and no further rider charges will be taken. Once reduced, the payments cannot be restored to the amount originally shown on your initial contract data page.

These reduced Long Life Benefit Payments will be paid in lieu of the original Long Life Benefit Payments shown on the initial contract data page. We will send a new contract data page reflecting the new Long Life Benefit Payment. The Long Life Benefit Commencement Date will remain the same. If the reduced Long Life Benefit Payments are less than $[500] per month, we may change the frequency of the Long Life Benefit Payments.

The reduced Long Life Benefit Payments will be based on an accumulation value calculated using the rider charges previously paid. The accumulation value is calculated as eighty-seven and one-half percent (87.5%) of the rider charges paid, less fifty dollars ($50) per year, accumulated to the end of the deferral period at three percent (3%) per year, less any Required Minimum Distribution taken from the Rider accumulated at three percent (3%). Annuity factors are applied to this accumulation value in order to calculate the reduced Long Life Benefit Payments. Minimum annuity factors are based on the “Fixed Annuity Purchase Rate Table” in your Contract.

Rider Charge

The rider charge is shown under “Insurance Charges” on the contract data page. The charge varies by the Long Life Benefit Annuitant’s age, the deferral period, the Long Life Benefit Payment, and the amount of the first year Purchase Payments. The rider charge will be deducted pro-rata from each Sub-Account on the contract anniversary for the first 10 Contract Years. It will never be greater than the maximum charge of 5% of the Purchase Payments made to your Contract in the first Contract Year and will never change, other than as described below, once the Rider has been issued. Prior to your first contract anniversary, we calculate the amount of Purchase Payments received to date and determine if the rider charge to be assessed on your contract anniversary exceeds 5% of that amount. If we determine that the charge exceeds 5% of the Purchase Payments you have made to date, we will provide written notice to you indicating the additional Purchase Payments needed so your charge does not exceed the 5% maximum. For this purpose, we will waive the $10,000 minimum Purchase Payment requirement in order to allow you to make such additional Purchase Payments. We will also provide the amount of the recalculated Long Life Benefit Payments if you choose not to make additional Purchase Payments to your Contract. Written notice will be given 60 days prior to your contract anniversary. If you choose not to make additional Purchase Payments to your Contract, we will send a new contract data page reflecting the new rider charge and the now lower Long Life Benefit Payment.

Symetra® and the Symetra Financial logo are registered service marks of Symetra Life Insurance Company.

Adjustment to Long Life Benefit Payments for Required Minimum Distributions

In any year a Required Minimum Distribution (RMD) is made for IRS Code §408(b)(3) purposes, your contract value is not sufficient to cover your RMD, and you take some or all of your RMD from the Rider, we will adjust your Long Life Benefit Payment amount and we will send you a new contract data page. Distributions are available from this Rider prior to the Long Life Benefit Commencement date for RMD purposes only. Your adjusted Long Life Benefit Payment will be the greater of:

B x ( 1 -	A	)
L x R

where

B is the Long Life Benefit Payment amount shown on the most recent contract data page that pre-dates the RMD distribution

A is the dollar amount currently being distributed from the Rider

L is your life expectancy as determined under Income Tax Regulations §1.401(a)(9)

R is the RMD amount attributed to your Rider

And
F ÷ M

where F is 87.5% of rider charges paid accumulated to the Long Life Benefit Commencement Date at 3% per year, less $50 per year accumulated to the Long Life Benefit Commencement Date at 3% per year, less RMD amount(s), (including the current one), distributed from the Rider Accumulated to the Long Life Benefit Commencement Date at 3% per year

M is your minimum annuity factor based on the “Fixed Annuity Purchase Rate Table” in your Contract

This distribution may only be used to satisfy the RMD for this Contract, including the Rider. You can only take RMD distributions from your Rider once your contract value is depleted. Distributions cannot be requested once Long Life Benefit Payments begin.

For purposes of taking the RMD from the Rider, if you defer your age 70 1/2 RMD distribution until the year after you turn age 70 1/2, you may request a second RMD distribution in the year after you turn age 70 1/2 to satisfy the Required Minimum Distribution for that year. In all subsequent years, up to the year Long Life Benefit Payments begin, you may request no more than one RMD distribution from the Rider each year.

All other terms and conditions of the Contract remain unchanged.

Symetra Life Insurance Company

[ ]
[George Pagos]
[Secretary]

Symetra® and the Symetra Financial logo are registered service marks of Symetra Life Insurance Company.